SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9
  Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934



                          BALCOR REALTY INVESTORS-83
                           (Name of Subject Company)


                          BALCOR REALTY INVESTORS-83
                     (Name of Person(s) Filing Statement)


                         Limited Partnership Interests
                        (Title of Class of Securities)


                                      N/A
                     (CUSIP Number of Class of Securities)


                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (708) 267-1600
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

Item 1.   Security and Subject Company

The name of the subject partnership is Balcor Realty Investors-83, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's sole general partner is Balcor Partners-XIII, an Illinois general partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's limited partnership interests (the "Units"). (The holder of any Unit is hereinafter referred to as a "Limited Partner".)

Item 2.   Tender Offer of the Bidder

This statement relates to the unsolicited tender offer by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company ("Walton Street"), to purchase up to 45% (but not more than 45%) of the Units at a purchase price of $136 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 1995 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 16, 1995 as filed with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 to Schedule 14D-1 filed with the Commission on November 21, 1995 ("Amendment No. 1"). The Offer to Purchase states that the address of the principal executive office of Walton Street is 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

Item 3.   Identity and Background

(a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

(b)(1) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership and its affiliates:

The General Partner owns a nominal interest in the Partnership and, subject to certain preferential rights of the Limited Partners, the General Partner is entitled to a certain percentage of the cash flows of the Partnership resulting from the operations of the Partnership's properties. In addition, also subject to certain preferential rights of the Limited Partners, the General Partner is entitled to a certain percentage of the net cash proceeds realized by the Partnership from the sale or refinancing of the Partnership's properties.
These preferential rights of the Limited Partners subordinate the General Partner's right to receive such distributions to the receipt by Limited Partners of their original capital plus an agreed upon rate of return. Due to such subordination, the General Partner does not expect to receive any distributions from the Partnership in connection with the operations of the Partnership or the sale or refinancing of any of the Partnership's properties. The General Partner does expect to continue to be reimbursed by the Partnership for certain administrative expenses incurred by the General Partner in connection with its management of the Partnership's business. A partner of the General Partner, The Balcor Company (the "Company"), funds certain other administrative expenses of the General Partner that are not reimbursed by the Partnership.

(b)(2) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with Walton Street, Insignia, or either of their affiliates:

The ownership of a substantial number of Units by any person presents a potential conflict of interest between such person on the one hand and the General Partner and any non-tendering Limited Partners on the other hand. If the transactions contemplated in the Offer were to be consummated, Walton Street could own a substantial number of Units. The ownership of a large block of Units by Walton Street would enable Walton Street to significantly influence decisions of the Partnership with respect to certain Partnership matters. Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partner; (ii) elect or approve of a successor to any removed or withdrawn General Partner; (iii) dissolve the Partnership; and (iv) amend the Partnership's partnership agreement. In order to amend certain provisions of the Partnership's partnership agreement approval by the General Partner as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, General Partner consent and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions. Limited Partners holding more than 10% of the Units are entitled to call a meeting at which these matters may be submitted to a vote of the Limited Partners. Therefore, such ownership by Walton Street may increase the likelihood that any one or more of these actions may be taken by the Partnership. Such actions may conflict with the General Partner's intentions and/or any non-tendering Limited Partner's desires with respect to these Partnership matters.

As of November 4, 1994, an affiliate of Insignia Financial Group, Inc. ("Insignia") entered into property management and leasing agreements with respect to the properties owned by the Partnership (collectively, the "Property Management Agreements", the form of which is attached hereto as Exhibit (c)). The execution of the Property Management Agreements was part of a larger transaction involving, in relevant part, the purchase of certain assets of an affiliate of the Company, including interests under property management agreements with respect to virtually all of the properties owned by the Partnership and various other partnerships affiliated with the Company. The Property Management Agreements, which are terminable at the option of either party upon 60 days' prior written notice, provide for annual fees of 5% of gross operating receipts to be paid to Insignia. As discussed in Item 7 below, Walton Street and Insignia have entered into an agreement pursuant to which Walton Street will assign its right to purchase all of the Units tendered in response to the Offer to a joint-venture partnership in which Walton Street owns a 75% interest and Insignia owns a 25% interest. Pursuant to an Agreement as to Subject Partnerships filed as an exhibit to Amendment No. 1, Walton Street has agreed not to directly or indirectly terminate, seek to terminate, cause the termination of, reduce the compensation then payable under, or otherwise interfere in any way with the Property Management Agreements, unless Insignia or its affiliates engage in gross negligence, intentional misconduct, fraud or material breach in performance of their obligations thereunder. As a result of these contractual arrangements, both Walton Street and Insignia may have a conflict of interest with the General Partner and the non-tendering Limited Partners. Additionally, in its role as manager of the Partnership's properties, Insignia has access to information which is not generally provided to the Limited Partners, and in some instances it may receive information prior to the General Partner.

If the General Partner is removed as General Partner by the Limited Partners at some future date, such removal may adversely impact the employment needs of the Company.

Except as set forth in (b)(1) and (b)(2) above, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and: (i) the General Partner, its executive officers, directors, or affiliates; or (ii) Walton Street or Insignia, or either of their executive officers, directors or affiliates.

Item 4.   The Solicitation and Recommendation

(a) The General Partner recommends that holders of the Units reject the Offer and not tender any of their Units to Walton Street. A copy of a letter to the holders of Units communicating the General Partner's recommendation is filed herewith as Exhibit (d) and is incorporated herein by reference.

(b) The General Partner believes that Walton Street's offering price of $136 per Unit is inadequate. The General Partner's financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown"), has advised the General Partner that the current liquidation value (as defined below) for each Unit is between $299 and $349 (see Exhibit (e) hereto). Alex. Brown's definition of current liquidation value ("A.B. Value") assumes an orderly liquidation of the remaining assets of the Partnership over twelve months. The Offer is below the A.B. Value per Unit. The General Partner believes that Walton Street's primary motivation in making its offer is Walton Street's desire to capitalize on the significant disparity between the fair market value of the assets held by the Partnership and the price that Walton Street is offering to Limited Partners. By accepting the Offer, Limited Partners may not be able to fully realize the value of the Units.

(c) The Partnership has seven remaining properties. The General Partner intends to conduct an orderly liquidation of those assets over the next two to three year period, although the timing of the liquidation may be lengthened or shortened in response to changing market conditions, economic factors, interest rates and unforseen events.

(d) As of December 31, 1995, the General Partner estimates that the Partnership will have cash reserves of approximately $3,139,000, or $42 per Unit. This amount represents approximately 31% of the Offer price. The General Partner currently anticipates making a quarterly distribution to the Limited Partners in January 1996 in the amount of $4.50 per Unit, with the Partnership retaining the remainder of these cash reserves for working capital for continued operations.

(e) In general, acceptance of Walton Street's offer will constitute a taxable event to Limited Partners. To the extent applicable to a Limited Partner's personal situation, a sale of Units in the Partnership may cause a Limited Partner to recognize taxable income. Each Limited Partner should consult his or her personal tax and legal advisors prior to accepting the Offer and tendering Units. For further information on this subject, see Item 8 below.

Item 5.   Persons Retained, Employed or to Be Compensated

The Partnership has retained Alex. Brown for the limited purpose of estimating the current liquidation value of the Units. The General Partner wanted an independent third party to perform this function so that Unit holders could make an informed decision regarding the Offer. The Partnership has agreed to pay Alex. Brown a fee of $75,000 plus (i) $5,000 for each Partnership asset and
(ii) out of pocket expenses incurred by Alex. Brown in connection with the performance of these duties up to an aggregate amount of $20,000. In addition, Alex. Brown has received a $11,577.50 retainer fee from the Partnership. Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to holders of Units in connection with the Offer.

Item 6.   Recent Transactions and Intent with Respect to Securities

(a) To the best of the General Partner's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partner or any partner, executive officer, director, affiliate or subsidiary of either such entity.

(b) To the best of the General Partner's knowledge, none of the Partnership, the General Partner, the Company or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company

(a) No negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

(i) On November 18, 1995, counsel for the Partnership received a bidder's notice from Insignia on behalf of one of its affiliates requesting the Partnership's limited partner list and contemplating the commencement of a tender offer for Units of the Partnership. The Partnership delivered the limited partner list to Insignia on November 20, 1995. Insignia manages virtually all of the Company's multi-family residential properties including the Partnership's properties. In Amendment No. 1 to Schedule 14D-1, filed with the Commission by Walton Street on November 21, 1995, Walton Street disclosed that it had entered into an agreement with Insignia pursuant to which, among other things, Walton Street would assign its right to purchase all of the Units tendered in response to the Offer to a joint-venture partnership in which Walton Street owns a 75% interest and Insignia owns a 25% interest.

(ii) On November 18, 1995, the Partnership agreed to deliver to Equity Resources Cambridge Fund ("Equity Resources") an up-to-date and complete list of the names and addresses and number of Units held by all limited partners of the Partnership. The General Partner has been informed by Equity Resources that Equity Resources is not presently interested in making an offer for Units in the Partnership. In the past Equity Resources has purchased units in several of the Company's partnerships, and Equity Resources is aware of the Walton Street offer.

(b) There are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.   Additional Information to be Furnished

Tendering Limited Partners will recognize gain on the sale of a Unit pursuant to the Offer to the extent that the amount realized (the sum of the cash Offer price plus the share of Partnership liabilities allocated to the Unit) exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Limited Partner may possibly be offset by "suspended" passive activity losses, if any, from the Partnership or from other passive activities. In the event a Limited Partner realizes a loss on disposition such loss may be deductible only to the extent permitted under the passive activity loss rules and other applicable limitations. If a Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), any passive activity loss recognized on the sale and any suspended passive activity losses from the Partnership (to the extent not used to offset any gain recognized on the sale) will no longer be subject to the passive activity loss limitation, and therefore should be deductible by such Limited Partner from other income, subject to any other applicable limitations (including at-risk limitations and tax basis limitations).

Under the Internal Revenue Code of 1986, as it reads on the date hereof, individuals and corporations are taxed on net capital gain (defined as the excess of net long-term capital gain over net short-term capital loss) at maximum rates of 28% and 35%, respectively. A bill passed by Congress in November 1995 would allow individuals a deduction equal to 50% of net capital gain (resulting in an effective rate of 19.8% in the case of an individual in the highest 39.6% rate bracket) in lieu of the 28% maximum rate, and reduce the maximum rate for corporations to 28%. It is uncertain whether any change in the taxation of capital gains and losses will ultimately be enacted, and if so, what the changes and their effective dates will be. Nonetheless, Limited Partners should consider the possibility of changes in the taxation of capital gains and losses in evaluating the Offer.

In addition, other considerations could affect your tax liability, including but not limited to, alternative minimum taxes, state income taxes and other considerations.

Item 9.   Material to be Filed as Exhibits

(a)  Letter to Investors, dated November 17, 1995.

(b)  Press release, dated November 16, 1995.

(c)  Form of Property Management and Leasing Agreement.

(d)  Letter to Investors, dated November 30, 1995.

(e)  Alex. Brown Valuation Letter.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1995     BALCOR REALTY INVESTORS-83

                              By:  Balcor Partners-XIII, its general partner

                              By:  RGF-Balcor Associates-II, a partner

                              By:  The Balcor Company, a partner

                                   /s/Thomas E. Meador

                                   Thomas E. Meador, Chairman